[EMULEX LETTERHEAD]
June 19, 2006
VIA EDGAR AND FAX
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington D. C. 20549

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated May 26, 2006 relating to the above-referenced annual and quarterly reports. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.
Form 10-K for Fiscal Year Ended July 3, 2005
Consolidated Statement of Operations, page 54
1.	Comment:

Your response to prior comment number 3 indicates that you plan to reclassify the amortization expenses relating to core and developed technology as cost of sales in future filings. Explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38 of APB Opinion 20. Please provide an analysis using SAB 99 that supports your conclusion not to amend prior Exchange Act filings.

Response:

The Company determined that the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales did not require treatment as a correction of an error in accordance with paragraphs 36 and 37 of APB Opinion 20 because management believes it is not material to the users of the Company’s financial statements. This determination was based on an assessment of materiality, which is discussed in paragraph 38 of APB Opinion 20, using the Staff’s guidance in SAB 99. Please refer to our attached materiality analysis.
Form 8-K filed April 27, 2006
2.	a.	Comment:

We note your response to prior comment number 4 and non-GAAP financial measures disclosed in your Form 8-K filed on April 27, 2006. We do not believe that you have adequately addressed the usefulness of each non-GAAP measure presented. Note Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items.” Therefore, you must either demonstrate the usefulness of each non-GAAP measure or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is possible that the financial impact of the amortization of intangible assets or stock-based compensation will become immaterial within a near-finite period.

Response:

In future filings, the Company intends to limit the use of non-GAAP measures in its public disclosures to the following (i) non-GAAP gross margin, (ii) non-GAAP operating expenses, (iii) non-GAAP operating income, (iv) non-GAAP net income, and (v) non-GAAP earnings per share.

As a general matter, the Company uses these non-GAAP measures in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting the Company’s business.

The Company believes that the financial impact of the amortization of intangible assets and stock-based compensation will remain material for the foreseeable future.

The following summarizes the reasons why the Company believes each of these measures is useful.

(1) Non-GAAP gross margin.

Non-GAAP gross margin excludes the effects of amortization of intangibles and stock-based compensation. The Company believes that the presentation of a measure of gross margin that excludes the impact of amortization of intangible assets assists investors and management in evaluating the performance of the Company’s ongoing core business operations on a period to period basis since the charges are generally a function of current and prior period acquisition transactions rather than the underlying operating activities for the period presented. See response 2 b. below for a more detailed explanation as to why the Company believes that the exclusion of amortization of intangibles is useful in evaluating the Company’s results.

Similarly, the Company believes that presentation of a gross margin measure that excludes the impact to gross margins of stock-based compensation expense assists management and investors in evaluating the period over period performance of the Company’s ongoing core business operations because the expenses are non-cash in nature and the amount of expense varies depending on factors such as stock price and volatility which are both outside of the control of management and generally unrelated to the operational performance of the Company during the period in question. Moreover, the Company believes that the exclusion of stock-based compensation from gross margins is useful to investors to understand the impact of the application of SFAS 123(R) to the Company’s gross margins in comparison to both prior periods as well as to its competitors.

Finally, the Company believes that analysts and others in the investment community provide estimates based on these non-GAAP measures and expect the Company to report both GAAP gross margin and gross margin excluding stock-based compensation and amortization of intangibles. The Company believes that failure to report this non-GAAP measure, could result in confusion among analysts and others and a misplaced perception that the Company’s results have underperformed or exceeded expectations.

(2) Non-GAAP operating expense.

Non-GAAP operating expense excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, and (iv) impairment of goodwill. The Company believes that presentation of a measure of operating expenses that excludes the amortization of intangibles and stock-based compensation expense is useful for the same reasons as described in (1) above with respect to non-GAAP margins.

With respect to the exclusion of net insurance settlement (recovery) and impairment of goodwill, the Company believes that presentation of a measure of operating expenses that excludes such charges is useful to management and investors in evaluating the performance of the Company’s ongoing core business operations on a period to period basis. In this regard, the Company notes that both the net insurance settlement (recovery) and impairment charges are non-recurring in nature. The net insurance settlement (recovery) relates to the settlement of shareholder litigation and does not arise out of or reflect charges associated with the Company’s ongoing core business operations. Similarly, the impairment charges are not expected to be recurring and are the result of an assessment of goodwill associated with prior acquisitions and do not relate to the performance of the Company’s ongoing core business operations.

(3) Non-GAAP operating income. Non-GAAP operating income excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, and (iv) impairment of goodwill. The Company believes that presentation of a measure of operating income that excludes these items is useful to management and investors for the reasons described in (1) and (2) above.

(4) Non-GAAP net income. Non-GAAP net income excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, (iv) impairment of goodwill, and (v) gains (losses) associated with the repurchase of convertible subordinated notes. In addition, non-GAAP net income reflects an adjustment of income tax expense associated with exclusion of the foregoing expense (income) items from net income. The adjustment of income taxes is required in order to provide management and investors a more accurate assessment of the taxes that would have been payable on net income, as adjusted by exclusion of the effects of the above-listed items. The Company believes that presentation of a measure of operating income that excludes these items is useful to management and investors for the reasons described in (1) and (2) above. Please see the response to item 2 f. below for an explanation of why the Company believes that the exclusion of gains (losses) associated with the repurchase of convertible subordinated notes in calculating non-GAAP net income is useful to the Company and investors.

In addition to the foregoing, the Company believes that analysts and others in the investment community provide earnings estimates based on non-GAAP net income (and non-GAAP net income per share) as described above and expect the Company to report non-GAAP net income (and non-GAAP income per share) measures that reflect the exclusion of the effects of the various items described above. The Company believes that failure to report this non-GAAP measure, could result in confusion among analysts and others and a misplaced perception that the Company’s results have underperformed or exceeded expectations.

(5) Non-GAAP net income per share. Non-GAAP net income per share excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, (iv) impairment of goodwill, (v) gains (losses) associated with the repurchase of convertible subordinated notes, and (vi) the tax adjustments described in (4) above. The Company believes that presentation of a measure of non-GAAP net income per shares that reflects these adjustments is useful to management and investors for the reasons described in (4) above.

b.	Comment:

Your disclosure states that you use non-GAAP financial measures to analyze the performance of your “core business.” Explain why you believe that your core business does not include the expenses and gains/losses that are excluded from your non-GAAP results, when such items generally represent recurring expenses that result from your operating activities.

Response:

As noted in the Company’s disclosure, the items excluded from non-GAAP results generally consist of the following: (i) amortization of intangibles, (ii) stock-based compensation, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, and (iv) gains and losses on the repurchase of convertible subordinated notes.

The Company views its core business as the design, marketing and sale of storage networking equipment and measures the performance of its core business by looking at revenues and the ongoing cash and other current expenses required to generate that revenue.

The following explains, by category of excluded item, why the Company believes the exclusion of each of the items is a proper reflection of the Company’s core business.

(1) Amortization of intangibles.

Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company are valued and amortized over their estimated lives. The Company believes that such intangibles do not constitute part of its core business because they generally represent costs incurred by the acquired company to build value prior to acquisition and as such they are part of transaction costs rather than ongoing costs of operating the

Company’s core business. In this regard, the Company notes that (i) once the intangibles are fully amortized, they generally will not be replaced with cash costs and therefore, the exclusion of these costs provides management and investors with better visibility into the actual costs required to generate revenues over time, and (ii) the Company sets the amortization expense based on useful life of the various assets at the time of the transaction, but cannot influence the timing and amount of the future amortization expense recognition once the lives are established. As a result, exclusion of these costs gives management a more effective means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within its core business.

(2) Stock based compensation.

The Company realizes that stock-based compensation may constitute a key element of employee compensation, and the size of grants is within the Company’s control. Over an extended period of time the price of the stock should reflect the company’s performance, but short term fluctuations in the price of the stock can be unrelated to the operational performance of the Company during any given period The Company believes that exclusion of stock-based compensation expenses enables it to more effectively evaluate its core business because such expenses are non-cash in nature and the amount of expense varies depending on factors such as stock price and volatility which are both outside of the control of management. The Company notes that analysts and others in the investment community do not include stock-based compensation expenses in analyzing and reporting on the Company’s historical and projected future performance, which the Company believes reflects the general view by analysts and others in the investment community that stock-based compensation is not considered in evaluation of the results of operations of the Company’s core business.

Indicate why your core business “reflects the benefits of revenues generated from acquired businesses but...does not reflect the full non-cash costs of such acquisitions.” It appears that there would be other non-cash cost of such acquisitions that are not being eliminated from each measure. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Address why the measure includes the revenues but not all the costs associated with generating that revenue. Describe the economic substance behind management’s decision to use each non-GAAP measure presented that excludes these non-cash charges.

As previously discussed with the Staff, the Company intended the quoted language to help explain a material limitation associated with the use of the non-GAAP measure. The Company will revise its disclosure in future filings (see sample attached) to eliminate the referenced language and to clarify the primary limitations associated with the use of non-GAAP measures.

Similarly, the Company will revise its disclosure in future filings (see sample attached) to describe the economic substance behind management’s decision to use each non-GAAP measure.

c.	Comment:

Your disclosure states that “excluding such amortization and impairment charges gives management and investors a clearer indication as to past results and expected future results.” Clarify why you believe that your non-GAAP results provide a clearer indication of your past and future results than your results reported in accordance with GAAP.

Response:

See the responses set forth in items 2 a. and b. above for an explanation of why the Company believes that non-GAAP results, and in particular, the exclusion of amortization and impairment charges, provide a more effective means of evaluating certain aspects of its past and future results than reliance solely on the Company’s GAAP results.

d.	Comment:

Your disclosure indicates that you believe excluding the impact of stock-based compensation expense allows management and investors to better compare the Company’s results to those of your competitors. Clarify how your measure provides better comparability when the items (besides stock-based compensation) excluded in your non-GAAP measures may be different than items excluded in competitors’ non-GAAP measures. Therefore, it would appear that this would be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.

Response:

While the Company acknowledges that certain of its competitors may exclude different items than the Company in their non-GAAP measures, the Company believes that presentation of non-GAAP measures that exclude the effects of stock-based compensation enable investors and management to understand the effects of SFAS 123R on the Company as compared to its competitors. This information is useful to investors regardless of whether other excluded items mirror those excluded in the calculation of the Company’s non-GAAP measures. Moreover, because the Company adopted SFAS 123R earlier than many of its competitors, the Company believes that the non-GAAP measures help management and investors compare the Company’s performance to competitors whose historical results may not reflect stock-based compensation charges due to later adoption of SFAS 123R.

As noted in items 2 a. and b. above, the Company believes that exclusion of stock-based compensation charges in certain of its non-GAAP measures is useful to management and investors for reasons other than comparability of the Company’s results to those of its competitors. Additionally, it is the Company’s understanding and belief that analysts and others in the investment community do not include stock-based compensation expense in analyzing and reporting on the Company’s historical and projected future performance.

e.	Comment:

We note you eliminate stock-based compensation from gross profit, selling and marketing expenses, engineering and development expenses and general administrative expenses, and other measures. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations (selling and marketing, general and administrative expenses, etc.). Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company’s overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

Response:

The Company generally uses non-GAAP gross profit and non-GAAP operating income to help evaluate its business. The Company did not include a discussion of any of the individual non-GAAP expense category figures (i.e. non-GAAP selling and marketing expense, or non-GAAP general and administrative expenses) in the text of its earnings release. However, the Company did include reconciliations of the individual non-GAAP expense categories in its 8-K filing in an effort to facilitate a reader’s understanding of the calculation of non-GAAP operating income, non-GAAP net income and non-GAAP earnings per share. In light of the Staff’s comment and the fact that the Company does not intend to disclose individual non-GAAP expense categories in the future, the Company will no longer include the reconciliation of individual non-GAAP expense categories in its earnings releases.

With respect to the exclusion of stock-based compensation from the other non-GAAP financial measures, please see the response to items 2 a. and 2 d. above.

f.	Comment:

Your disclosure indicates that you exclude the impact of gain/loss on repurchase of convertible subordinated notes as it is infrequent in occurrence. Explain how you concluded that such activity is not frequent when you have recorded gains from such transaction in your consolidated statement of operations for the last three fiscal years reported. We refer you to Regulation S-K, Item 10(e)(1)(ii)(B) and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

Although the Company has recorded gain/loss from the repurchase of convertible subordinated notes in various periods over the past three years, the Company notes that (i) repurchases of the notes were made in a series of transactions pursuant to a single repurchase plan authorized by the Board of Directors, (ii) no such purchases have occurred during the first three quarters of fiscal 2006, and (iii) it is unlikely that any material gain/loss will arise from repurchases of currently outstanding convertible notes in the future. In this regard, the Company notes that repurchases have generally only been made at a time when the notes have traded at a significant discount to face value and the Company does not expect the currently outstanding notes to trade at a significant discount in the future due to the fact that the noteholders will have the right to (and likely will) require the Company to redeem the notes at their face value in December 2006.

To the extent that the Staff does not agree that the repurchase of convertible subordinated notes is appropriately classified as a non-recurring item, the Company believes that exclusion of gain/loss from such repurchases is appropriate because, as noted above, management believes it is probable that the financial impact of any repurchases of currently outstanding convertible notes will disappear or become immaterial by the end of calendar 2006. Moreover, regardless of the frequency of gain/loss from repurchases of convertible notes, the Company believes that the exclusion of gain/loss from the repurchase of convertible subordinated notes is useful to management, investors and others in the investment community because, among other things, the gains/losses associated with such repurchases are not indicative of past or future cost of borrowing or returns on invested cash nor do they reflect the Company’s core business operations. In this regard, the Company notes that it does not actively trade in its own debt securities and does not plan on any gains associated with repurchases of its securities for funding of its operations. In addition, the Company notes that the gain/loss from repurchases of convertible notes is not predictable due to the fact that (i) both the limited amount of notes outstanding and limited institutional trading market, and (ii) the amount of gain/loss is dependent on market factors (such as interest rates, the Company’s stock price and general market conditions) that are neither predictable nor within the Company’s control. Thus, the exclusion of such gain/loss in presenting non-GAAP net income and net income per share enables management, investors and the Company’s management to evaluate the results of its core business operations and to compare current results with historical results without any distortions associated with unique gains or losses resulting from repurchases of outstanding convertible notes.
g.	Comment:

If you are able to meet the burden of demonstrating its usefulness, ensure that each non-GAAP measure presented has separate and distinct disclosures that completely satisfy the requirements outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. It appears that some of the disclosure is being presented based on the adjustments to the non-GAAP measure instead of based on each non-GAAP measure included in the press release. That is, the non-GAAP gross profit and all other non-GAAP measures must satisfy the burden of demonstrating their usefulness individually and each non-GAAP measure must individually comply with the disclosure requirements outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

As discussed in response 2 e. above, in future earnings releases and filings, the Company will not discuss or include reconciliations relating to individual non-GAAP expense categories (i.e. non-GAAP selling and marketing expense, or non-GAAP general and administrative expenses). With respect to the other non-GAAP measures included in the press release, the Company believes that the responses contained in this letter (and prior responses) demonstrate the usefulness of each remaining non-GAAP measure. In addition, per the Staff’s comments, the Company intends to revise its non-GAAP disclosure in order to more fully comply with the disclosure requirements outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, in order to demonstrate the manner in which the Company intends to revise future non-GAAP disclosure, the Company encloses herewith a revised version of the Note Regarding Non-GAAP Financial Information and the reconciliations of GAAP to non-GAAP financial measures from its April 27, 2006 earnings release. The Company’s future earnings releases would conform to the sample revisions reflected in the revised portions of the press release included herewith.

     Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:	/s/ Michael J. Rockenbach
Michael J. Rockenbach, Chief Financial Officer

Enclosures

cc:	Christopher White, Staff Accountant Paul F. Folino Randall Wick Natalie Smith Mark Clemens Robert M. Steinberg

SAB 99 ANALYSIS ON RECLASSIFICATION OF AMORTIZATION EXPENSE
ASSOCIATED WITH CORE AND DEVELOPED TECHNOLOGIES

Both a quantitative and qualitative review of the impact of the reclassification of the amortization expense associated with core and developed technology from operating expenses to cost of sales was completed in accordance with Staff Accounting Bulletin 99, or SAB 99. This includes an assessment of materiality as defined below:
A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
Background Information:
Emulex Corporation acquired core and/or developed technology when it acquired Giganet, Inc. in 2001, Vixel Corporation in 2003, and the technology assets of Trebia Corporation in 2003.
Prior to the quarter ended April 2, 2006, Emulex had recorded the amortization expense associated with the core and developed technology from the above acquisitions, along with the amortization expense associated with the other identifiable intangibles acquired in the above acquisitions, as part of operating expenses on a line labeled “Amortization of Intangibles.” Detail on the intangible assets that generated these amortization expenses was included in the footnotes to our financials to ensure users of our financial statements knew what type of intangible assets were included in the amortization expense.
Beginning in the quarter ended April 2, 2006, Emulex began recording the amortization expense associated with core and developed technology from the above acquisitions in cost of sales, instead of in operating expenses, to link the character of the intangible asset being amortized with the location on the income statement, as management agreed that this improved the presentation being provided to users of our financials statements. Reclassifications were made to prior periods to conform to the current presentation.
Quantitative Analysis:
The reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales impacted gross profit, gross margin and operating expenses as presented in Exhibit I to this analysis.
There are several financial measures that analysts and investors tend to focus on when analyzing our financial results. These “key” financial measures include but are not limited to the balance sheet,

revenue, gross margin, operating income (loss), income (loss) before income taxes, net income (loss), basic and diluted income (loss) per share, and cash flows from operating activities. Of these key financial measures, the only one impacted by the reclassification of amortization expense associated with core and developed technology is gross margin. The other two measures impacted, gross profit and operating expenses, tend to only be analyzed to determine their impact on other financial measures. Users of our financial statements use the change in gross margin from period to period to gauge whether the Company is experiencing price erosion in excess of any cost reductions achieved. They use this trend information in an attempt to anticipate future corporate performance. Therefore, our analysis places more weight on whether a reclassification for all periods presented, resulting in a materially consistent trend, is quantitatively material.
Furthermore, analysts and others in the investment community have actually tended to focus on Emulex’s performance excluding amortization of intangibles, as they tend to be concerned about future cash flows, and amortization expense does not represent a future cash outflow. In fact, most of the numbers published by the analysts that follow Emulex’s stock, both historically and their estimates for future performance, have excluded amortization of intangibles. However, it is reasonable to believe that users of our financial statements that are interested in gross profit/margin with amortization expense would be just as interested in operating margin with amortization expense. Therefore, we believe these users would be neutral to a reclassification between the two line items.
After reclassifying amortization expense for core and developed technology, the percentage gross profit decrease was 3-6% for the prior three fiscal years and for both Q1 and Q2 of FY06. Similarly, each quarter of FY05 and FY04, showed a decrease in gross profit of 3-8%. However, the trend from period to period, which has been the focus of the analysts that follow Emulex, was materially consistent with the trend in gross profit as originally reported. It is only in the case of gross profit for FY2005 compared to FY2004, that the period to period change is somewhat different in that gross profit changes from a nominal increase to no change after the reclassification. However, just as the analysts have consistently focused on changes from period to period, they have also tended to focus more heavily on gross margin than on gross profit.
In regards to the change in gross profit as a percent of revenue, or gross margin, the change in margin percent for the prior three fiscal years was 2-4%. The change in gross margin for each of the first two quarters of FY06 was 3%. Each quarter of FY05 and FY04 also experienced a similar change in the range of 2-5%. However, more importantly, the trend from period to period for gross margin after the adjustment to include amortization expense associated with core and developed technology was materially consistent with the trend in gross profit as originally reported, which has always been a focus of analysts that follow Emulex.
In regards to operating expenses, the percentage decrease ranged from 1-10%. This percentage change fluctuates more than the change in gross profit or gross margin due to various unusual items which have impacted operating expenses during the time periods presented, such as impairment of goodwill and an insurance recovery associated with a class action and derivative lawsuits which was in excess of the amount estimated. Again, as with gross profit and gross margin, our analysts have focused their attention on the trends in core operating expenses from period to period, which were similar after the reclassification to what they were before the reclassification.
When considering what is important to users of our financial statements and the total mix of information available to them, management does not believe that the reclassification of the amortization expense associated with core and developed technology from operating expenses to cost of sales is quantitatively material such that the Company would need to file an amended fiscal

2005 Form 10-K. However, we plan to continue to revise our future filings as was done in our April 2, 2006 Form 10-Q. The reclassification had a very limited impact on the trend in gross profit, gross margin, and operating expense and no effect on the majority of financial measures that analysts and investors focus on, including but not limited to the balance sheet, revenue, operating income (loss), income (loss) before income taxes, net income (loss), basic and diluted income (loss) per share, or cash flows from operating activities.
Qualitative Analysis:
SAB 99 states that the quantitative magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment. Evaluation of materiality requires we consider all the relevant circumstances, and we believe that there are numerous circumstances in which misstatements that are immaterial from a purely quantitative point of view may actually be material to the users of financial statements when surrounding circumstances are considered. Although SAB 99 does not attempt to list all the circumstances that may affect the materiality of a quantitatively small misstatement, it does specifically identify key factors that may well render material a quantitatively small misstatement in financial statements.
Below is a listing of these factors from SAB 99, as well as our assessment of their relevance to our materiality determination of the reclassification of the amortization expense associated with core and developed technology from operating expenses to cost of sales:
•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
In the case of the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales, the amount of the expense did not change. The change is related to characterization of the expense from that similar to research and development expense associated with a product to that which is similar to a license or other cost of the product being sold, which is a better characterization of the expense being recorded. Consequently, precision or imprecision is not particularly relevant to this analysis of materiality.
•	Whether the misstatement masks a change in earnings or other trends
The reclassification of amortization expense has no impact on operating income (loss), income (loss) before taxes, net income (loss) and both basic and diluted earnings (loss) per share. It does impact gross profit, gross margin and operating expenses. However, in virtually each case, the change in each of these financial measures from period to period is materially consistent both before and after the reclassification. It is only in the case of gross profit for fiscal year 2005 compared to fiscal year 2004, that the period to period change is somewhat different in that gross profit changes from a nominal increase to no change after the reclassification. However, the trend in gross margin and operating expenses is unchanged.
•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

As the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not impact revenue, operating income (loss), income (loss) before taxes, net income (loss) and both basic and diluted earnings (loss) per share, it does not hide a failure to meet analysts’ consensus expectations for the enterprise. Analysts and others in the investment community have tended to focus on Emulex’s performance excluding amortization of intangibles. In fact, most of the numbers published by the analysts that follow Emulex’s stock, both historically and their estimates for future performance, have excluded amortization of intangibles. Furthermore, the analysts have tended to focus on the deterioration or improvement versus the actual number achieved, especially in regards to gross margin. This is key, as the changes from period to period after the reclassification to cost of sales were materially consistent with the changes as originally reported.
•	Whether the misstatement changes a loss into income or vice versa
As the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not impact operating income (loss), income (loss) before taxes, net income (loss) and both basic and diluted earnings (loss) per share, it does change a loss into income or vice versa.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
As Emulex only operates in one business segment, networking products, the reclassification of the amortization expense associated with core and developed technology does not impact any segment reporting information.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements
Emulex Corporation does not operate in a regulated industry. Consequently, the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not impact our compliance with regulatory requirements.
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements
The reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not impact our compliance with loan covenants or other contractual requirements.
•	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
The executive bonus plan at Emulex is dependent on revenue and operating income performance as a percentage of the Company’s annual operating plan. As the reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not impact revenue or operating income (loss) it does not have any impact on management’s compensation.
•	Whether the misstatement involves concealment of an unlawful transaction

The reclassification of amortization expense associated with core and developed technology from operating expenses to cost of sales does not conceal an unlawful transaction.
•	Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.
As the reclassification of amortization expense associated with core and developed technology does not impact revenue, operating income (loss), net income (loss) or earnings (loss) per share, management does not believe that investors will believe this reclassification is material or will react in such a manner as to cause any notable change or volatility in our stock price. Please note that the Company has already disclosed this reclassification as part of our third quarter earnings release, which was released after market on April 27, 2006, and our 10-Q, which was filed on May 12, 2006. The closing price of our common stock was between $17.29 and $17.65 for the 5 days ending on April 27, 2006. The closing price of our common stock was between $17.86 and $18.15 for the 5 trading days after April 27, 2006. Although numerous factors effect stock price, there is no indication that the reclassification of the amortization expense from operating expenses to cost of sales had a negative impact on our stock price.
•	Whether management has intentionally misstated items in the financial statements to “manage” reported earnings
Amortization expense associated with core and developed technology was not recorded in operating expenses instead of cost of sales to intentionally misstate items in the financial statements to manage reported earnings.
Conclusion:
After consideration of all the facts above, management does not believe that the reclassification of the amortization expense associated with core and developed technology from operating expenses to cost of sales constitutes a material misstatement to our financial statements from either a quantitative or qualitative prospective, as management does not believe this reclassification, especially given the information available within the footnotes to our financial statements concerning the type of intangible assets generating the amortization expense contained in our financial results, would impact the judgment of a reasonable person in relation to our financial statements. The conclusion is consistent with investors’ reaction to the news of this reclassification which was publicly disclosed in our earnings release on April 27, 2006, given the reaction of the stock price, the fact that no one asked any questions concerning this reclassification during our analyst call on April 27, 2006, and that no one has yet to contact investor relations about this reclassification.

Exhibit I

	Annual Trend from 10-K			FY06 Quarterly Trend
	FY05	FY04	FY03	FY06 Q2	FY06 Q1
Gross profit, as reported	$235,971	$232,619	$196,168	$68,556	$66,230
Reclassification of core & developed technology amortization expense	(14,848)	(11,496)	(5,800)	(3,647)	(3,653)

Gross profit, revised	$221,123	$221,123	$190,368	$64,909	$62,577

% change	-6%	-5%	-3%	-5%	-6%

Gross margin, as reported	63%	64%	64%	62%	63%
Reclassification of core & developed technology amortization expense	(4%)	(3%)	(2%)	(3%)	(3%)

Gross margin, revised	59%	61%	62%	59%	60%

Change in margin %	(4%)	(3%)	(2%)	(3%)	(3%)

Operating expenses, as reported	$151,306	$734,053	$126,349	$43,866	$42,140
Reclassification of core & developed technology amortization expense	(14,848)	(11,496)	(5,800)	(3,647)	(3,653)

Operating expenses, revised	$136,458	$722,557	$120,549	$40,219	$38,487

% change	-10%	-2%	-5%	-8%	-9%

	FY05 Quarterly Trend
	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1
Gross profit, as reported	$68,733	$65,134	$58,125	$43,979
Reclassification of core & developed technology amortization expense	(3,704)	(3,714)	(3,715)	(3,715)

Gross profit, revised	$65,029	$61,420	$54,410	$40,264

% change	-5%	-6%	-6%	-8%

Gross margin, as reported	64%	64%	63%	60%
Reclassification of core & developed technology amortization expense	(4%)	(4%)	(4%)	(5%)

Gross margin, revised	60%	60%	59%	55%

Change in margin %	(4%)	(4%)	(4%)	(5%)

Operating expenses, as reported	$38,490	$39,816	$37,460	$35,540
Reclassification of core & developed technology amortization expense	(3,704)	(3,714)	(3,715)	(3,715)

Operating expenses, revised	$34,786	$36,102	$33,745	$31,825

% change	-10%	-9%	-10%	-10%

	FY04 Quarterly Trend
	FY04 Q4	FY04 Q3	FY04 Q2	FY04 Q1
Gross profit, as reported	$54,142	$62,664	$59,563	$56,250
Reclassification of core & developed technology amortization expense	(3,715)	(3,715)	(2,616)	(1,450)

Gross profit, revised	$50,427	$58,949	$56,947	$54,800

% change	-7%	-6%	-4%	-3%

Gross margin, as reported	63%	63%	63%	67%
Reclassification of core & developed technology amortization expense	(5%)	(3%)	(3%)	(2%)

Gross margin, revised	58%	60%	60%	65%

Change in margin %	(5%)	(3%)	(3%)	(2%)

Operating expenses, as reported	$621,329	$40,221	$46,450	$26,053
Reclassification of core & developed technology amortization expense	(3,715)	(3,715)	(2,616)	(1,450)

Operating expenses, revised	$617,614	$36,506	$43,834	$24,603

% change	-1%	-9%	-6%	-6%

Note Regarding Non-GAAP Financial Information. To supplement the consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (GAAP), the Company has included the following non-GAAP financial measures: (i) non-GAAP gross margin, (ii) non-GAAP operating expenses, (iii) non-GAAP operating income, (iv) non-GAAP net income, and (v) non-GAAP earnings per share. Each of these non-GAAP financial are adjusted from results based on GAAP to exclude certain expenses. As a general matter, the Company uses these non-GAAP measures in addition to and in conjunction with results presented in accordance with GAAP. Among other things, the Company uses such non-GAAP financial measures in addition to and conjunction with corresponding GAAP measures to help analyze the performance of its core business, in connection with the preparation of annual budgets, and in measuring performance for some forms of compensation. In addition, the Company believes that non-GAAP financial information is used by analysts and others in the investment community to analyze the Company’s historical results and in providing estimates of future performance and that failure to report these non-GAAP measures, could result in confusion among analysts and others and a misplaced perception that the Company’s results have underperformed or exceeded expectations.
These non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s operations that, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting the Company’s business. However, these non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.
The non-GAAP disclosures and the non-GAAP adjustments, including the basis for excluding such adjustments and the impact on the Company’s operations, are outlined below:
     Non-GAAP gross margin. Non-GAAP gross margin excludes the effects of amortization of intangibles and stock-based compensation. Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company are valued and amortized over their estimated lives. The Company believes that such intangibles do not constitute part of its core business because they generally represent costs incurred by the acquired company to build value prior to acquisition and as such they are part of transaction costs rather than ongoing costs of operating the Company’s core business. In this regard, the Company notes that (i) once the intangibles are fully amortized, they generally will not be replaced with cash costs and therefore, the exclusion of these costs provides management and investors with better visibility into the actual costs required to generate revenues over time, and (ii) although the Company sets the amortization expense based on useful life of the various assets at the time of the transaction the Company cannot influence the timing and amount of the future amortization expense recognition once the lives are established. As a result, the Company believes that exclusion of these amortization costs in presenting non-GAAP gross margin and other non-GAAP financial measures gives management and investors a more effective means of evaluating its historical performance and projected costs and the potential for realizing cost efficiencies within its core business. Similarly, the Company believes that presentation of a gross margin and other non-GAAP measures that exclude the impact to gross margins of stock-based compensation expense assists management and investors in evaluating the period over period performance of the Company’s ongoing core business operations because the expenses are non-cash in nature and, although the size of the grants is within the Company’s control, the amount of expense varies depending on factors such as short term fluctuations in stock price and volatility which can be unrelated to the operational performance of the Company during the period in question and generally is outside the control of management during the period in which the expense is incurred. Moreover, the Company
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believes that the exclusion of stock-based compensation in presenting non-GAAP gross margins and other non-GAAP financial measures is useful to investors to understand the impact of the expensing of stock-based compensation to the Company’s gross margins and other financial measures in comparison to both prior periods as well as to its competitors.
     The Company believes disclosure of non-GAAP gross margins has economic substance because the excluded expenses do not represent current cash expenditures and, as described above, the Company has little control over the timing and amount of the expenditures in question. A material limitation associated with the use of this measure as compared to the GAAP measure of gross margin is that it may not be comparable with the calculation of gross margin for other companies in the Company’s industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure to enable investors to perform their own analysis.
     Non-GAAP operating expense. Non-GAAP operating expense excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, and (iv) impairment of goodwill. The Company believes that presentation of a measure of operating expenses that excludes the amortization of intangibles and stock-based compensation expense is useful to investors and the Company for the same reasons as described above with respect to non-GAAP gross margins. With respect to the exclusion of net insurance settlement (recovery) and impairment of goodwill, the Company believes that presentation of a measure of operating expenses that excludes such charges is useful to management and investors in evaluating the performance of the Company’s ongoing core business operations on a period to period basis. In this regard, the Company notes that both the net insurance settlement (recovery) and impairment charges are non-recurring in nature. The net insurance settlement (recovery) relates to the settlement of shareholder litigation and does not arise out of or reflect charges associated with the Company’s core business operations. Similarly, the impairment charges are not expected to be recurring and are the result of an assessment of goodwill associated with prior acquisitions and do not relate to the performance of the Company’s ongoing core business operations.
     The Company believes disclosure of non-GAAP operating expense has economic substance because the excluded expenses are either non-recurring in nature or do not represent current cash expenditures. A material limitation associated with the use of this measure as compared to the GAAP measure of operating expenses is that it may not be comparable with the calculation of operating expenses for other companies in the Company’s industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure to enable investors to perform their own analysis.
     Non-GAAP operating income. Non-GAAP operating income excludes the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, and (iv) impairment of goodwill. The Company believes that presentation of a measure of operating income that excludes these items is useful to management and investors for the same reasons as described above with respect to gross margins and operating expenses.
     The Company believes disclosure of non-GAAP operating income has economic substance
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because the excluded expenses are either non-recurring in nature or do not represent current cash expenditures. A material limitation associated with the use of this measure as compared to the GAAP measure of operating income is that it may not be comparable with the calculation of operating income for other companies in the Company’s industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure to enable investors to perform their own analysis.
     Non-GAAP net income and non-GAAP net income per shares. Non-GAAP net income and non-GAAP net income per share exclude the effects of (i) amortization of intangibles, (ii) stock-based compensation expense, (iii) net insurance settlement (recovery) associated with the settlement of certain shareholder lawsuits, (iv) impairment of goodwill, and (v) gains (losses) associated with the repurchase of convertible subordinated notes. In addition, non-GAAP net income and non-GAAP net income per share reflect an adjustment of income tax expense associated with exclusion of the foregoing expense (income) items. The adjustment of income taxes is required in order to provide management and investors a more accurate assessment of the taxes that would have been payable on net income, as adjusted by exclusion of the effects of the above-listed items. The Company believes that presentation of measures of net income and net income per share that exclude these items is useful to management and investors for the reasons described above with respect to non-GAAP gross margins and non-GAAP operating expenses. With respect to the exclusion of gains (losses) associated with the repurchase of convertible subordinated notes, although the Company has recorded gain/loss from the repurchase of convertible subordinated notes in various periods over the past three years, the Company believes that it is unlikely that any material gain/loss will arise from repurchases of currently outstanding convertible notes in the future due to the fact that the noteholders will have the right to (and likely will) require the Company to redeem the notes at their face value in December 2006. Moreover, the Company believes that the exclusion of gain/loss from the repurchase of convertible subordinated notes is useful to the Company and investors because, among other things, the gains/losses associated with such repurchases are not indicative of past or future cost of borrowing or returns on invested cash nor do they reflect the Company’s core business operations. In this regard, the Company notes that it does not actively trade in its own debt securities and does not plan on any gains associated with repurchases of its securities for funding of its operations and the amount of any such gain/loss is not predictable nor within the Company’s control.
     The Company believes disclosure of non-GAAP net income and non-GAAP net income per share has economic substance because the excluded expenses are either non-recurring in nature, do not represent current cash expenditures, or, with respect to gains (losses) associated with the repurchase of convertible subordinated notes, are unlikely to be recurring and are variable in nature. A material limitation associated with the use of this measure as compared to the GAAP measures of net income and net income per share is that they may not be comparable with the calculation of net income and net income per share for other companies in the Company’s industry. The Company compensates for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding GAAP financial measure in this release and in the Company’s financial statements and by providing a reconciliation to the corresponding GAAP measure to enable investors to perform their own analysis.
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EMULEX CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
Net revenues	$89,295	$102,580	$303,942	$267,476
Cost of sales	35,923	41,160	123,084	111,382

Gross profit	53,372	61,420	180,858	156,094

Operating expenses:
Engineering and development	21,726	21,042	65,916	60,985
Selling and marketing	9,151	8,004	26,362	23,015
General and administrative	5,468	4,223	17,316	7,381
Impairment of goodwill	-	-	-	1,793
Amortization of other intangibles	2,686	2,833	8,143	8,498

Total operating expenses	39,031	36,102	117,737	101,672

Operating income	14,341	25,318	63,121	54,422

Nonoperating income:
Interest income	5,881	3,341	14,419	9,242
Interest expense	(620)	(1,016)	(1,866)	(3,419)
Gain (loss) on repurchase of convertible subordinated notes	-	(279)	-	12,811
Other income (expense), net	52	(24)	32	48

Total nonoperating income	5,313	2,022	12,585	18,682

Income before income taxes	19,654	27,340	75,706	73,104
Income tax provision	8,061	9,552	30,468	26,816

Net income	$11,593	$17,788	$45,238	$46,288

Net income per share:
Basic	$0.14	$0.21	$0.54	$0.56

Diluted	$0.13	$0.20	$0.51	$0.52

Number of shares used in per share computations:
Basic	84,075	82,963	83,764	82,710

Diluted	91,304	93,415	91,171	93,467

The interest expense adjustment, net of tax, to the Company’s GAAP diluted per share calculation due to the dilutive effect of its convertible subordinated notes was $366 and $661 for the three months ended April 2, 2006, and March 27, 2005, respectively. The interest expense adjustment, net of tax, to the Company’s GAAP diluted per share calculation due to the dilutive effect of its convertible subordinated notes was $1,115 and $2,160 for the nine months ended April 2, 2006, and March 27, 2005, respectively.
Please note that the amortization of technology intangibles resulting from previous acquisitions has been reclassified from operating expenses to cost of sales for the three and nine months ended March 27, 2005, to conform to the current period presentation.
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EMULEX CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands)

	April 2,	July 3,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$138,997	$120,317
Investments	460,885	346,675
Accounts and other receivables, net	56,954	47,730
Inventories, net	30,471	36,266
Prepaid expenses	5,432	4,508
Deferred income taxes	26,163	28,961

Total current assets	718,902	584,457
Property and equipment, net	64,592	65,976
Investments	11,686	54,936
Intangibles, net	76,170	95,806
Other assets	429	606

	$871,779	$801,781

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$20,772	$29,778
Accrued liabilities	20,746	21,505
Income taxes payable	31,476	25,361

Total current liabilities	72,994	76,644
Convertible subordinated notes	234,729	233,382
Deferred income taxes and other	12,069	14,164

Total liabilities	319,792	324,190

Total stockholders’ equity	551,987	477,591

	$871,779	$801,781

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EMULEX CORPORATION AND SUBSIDIARIES
Supplemental Information
Historical Revenue by Channel and Territory:

	Q3 FY 2006		Q3 FY 2005		% Change
($000s)	Revenue	% Total Revenue	Revenue	% Total Revenue	Year/Year
Revenue from OEM customers	$58,816	66%	$65,222	64%	- 10%
Revenue from distribution.	30,428	34%	37,355	36%	- 19%
Other	51	nm	3	nm	nm
	—		—		—
Total net revenues	$89,295	100%	$102,580	100%	- 13%

United States	$48,065	54%	$57,848	57%	- 17%
Pacific Rim countries	12,723	14%	15,780	15%	- 19%
Europe and rest of world	28,507	32%	28,952	28%	- 2%

Total net revenues	$89,295	100%	$102,580	100%	- 13%

Summary of Stock Based Compensation:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
Manufacturing	128	36	448	111
Engineering & Development	1,961	310	6,057	1,196
Selling & Marketing	1,047	210	3,338	668
General & Administrative	1,658	368	5,590	1,329

Total Stock Based Compensation	4,794	924	15,433	3,304

Reconciliation of GAAP gross margin to non-GAAP gross margin:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
GAAP gross margin, as presented above	59.8%	59.9%	59.5%	58.4%

Items excluded from GAAP gross margin to calculate non-GAAP gross margin:
Stock-based compensation(1)	0.1%	0.0%	0.2%	0.0%
Amortization of intangibles	4.1%	3.6%	3.6%	4.2%

Non-GAAP gross margin	64.0%	63.5%	63.3%	62.6%

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Reconciliation of GAAP operating expenses to non-GAAP operating expenses:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
GAAP operating expenses, as presented above	$39,031	$36,102	$117,737	$101,672

Items excluded from GAAP operating expenses to calculate non-GAAP operating expenses:
Stock-based compensation(1)	(4,666)	(888)	(14,985)	(3,193)
Amortization of other intangibles	(2,686)	(2,833)	(8,143)	(8,498)
Impairment of goodwill (2)	-	-	-	(1,793)
Net insurance recovery (settlement) associated with settlement of securities class action and derivative lawsuits	-	-	415	4,649
Impact on operating expenses	(7,352)	(3,721)	(22,713)	(8,835)

Non-GAAP operating expenses	$31,679	$32,381	$95,024	$92,837

Reconciliation of GAAP operating income to non-GAAP operating income:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
GAAP operating income, as presented above	$14,341	$25,318	$63,121	$54,422

Items excluded from GAAP operating income to calculate non-GAAP operating income:
Stock-based compensation(1)	4,794	924	15,433	3,304
Amortization of other intangibles	6,326	6,547	19,083	19,642
Impairment of goodwill (2)	-	-	-	1,793
Net insurance settlement (recovery) associated with settlement of securities class action and derivative lawsuits	-	-	(415)	(4,649)
Impact on operating income	11,120	7,471	34,101	20,090

Non-GAAP operating income	$25,461	$32,789	$97,222	$74,512

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Reconciliation of GAAP net income to non-GAAP net income:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
GAAP net income, as presented above	$11,593	$17,788	$45,238	$46,288

Items excluded from GAAP net income to calculate non-GAAP net income:
Stock-based compensation(1)	4,794	924	15,433	3,304
Amortization of intangibles	6,326	6,547	19,083	19,642
Impairment of goodwill(2)	-	-	-	1,793
Net insurance settlement (recovery) and related interest associated with settlement of securities class action and derivative lawsuits	-	-	(415)	(4,964)
Net loss (gain) on repurchase of convertible subordinated notes(3)	-	279	-	(12,811)
Income tax effect of above items	(3,265)	(2,827)	(10,035)	(2,136)

Impact on net income	7,855	4,923	24,066	4,828

Non-GAAP net income	$19,448	$22,711	$69,304	$51,116

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     Reconciliation of diluted GAAP earnings per share to diluted non-GAAP earnings per share:

	Three Months Ended		Nine Months Ended
	April 2,	March 27,	April 2,	March 27,
	2006	2005	2006	2005
Diluted GAAP earnings per share, as presented above	$0.13	$0.20	$0.51	$0.52

Items excluded from diluted GAAP earnings per share to calculate diluted non-GAAP earnings per share, net of tax effect:
Stock-based compensation(1)	0.04	0.01	0.13	0.03
Amortization of intangibles	0.05	0.04	0.13	0.13
Impairment of goodwill(2)	-	-	-	0.01
Net insurance settlement (recovery) and related interest associated with settlement of securities class action and derivative lawsuits	-	-	0.00	(0.03)
Net loss (gain) on repurchase of convertible subordinated notes (3)	-	0.00	-	(0.09)
Impact on diluted earnings per share	0.09	0.05	0.26	0.05

Non-GAAP diluted earnings per share	$0.22	$0.25	$0.77	$0.57

Diluted shares used in GAAP and non-GAAP per share computations	91,304	93,415	91,171	93,467

Forward-Looking Diluted Earnings per Share Reconciliation:

Guidance for
Three Months Ending
July 2, 2006
Non-GAAP diluted earnings per share guidance	$0.20 - $0.21
Items excluded, net of tax, from non-GAAP diluted earning per share to calculate GAAP diluted earnings per share guidance:
Amortization of intangibles	(0.05)
Stock-based compensation	(0.04)

GAAP diluted earnings per share guidance (4)	$0.11 - $0.12

(1)	Amortization of stock-based compensation. For the three and nine months ended April 2, 2006, stock-based compensation is calculated in accordance with FAS 123R adopted effective July 4, 2005. For the three and nine months ended March 27, 2005, stock-based compensation is associated with the acquisitions of Vixel and Giganet.

(2)	Impairment of goodwill. In connection with the preparation of Vixel Corporation’s tax return in the first quarter of fiscal 2005, the Company revised estimates and discovered errors related to the deferred tax assets of Vixel Corporation (acquired in November 2004). As a result, the Company recorded a $1.8 million impairment of goodwill in the first quarter of fiscal 2005.

(3)	Net loss (gain) on repurchase of convertible subordinated notes. In the three months ended September 26, 2004, Emulex repurchased $153.0 million in face value of its 0.25% convertible subordinated notes at a discount, resulting in a pre-tax gain of $13.1 million. In the three months ended March 27, 2005, Emulex repurchased $17.0 million in face value of its 1.75% convertible subordinated notes, resulting in a pre-tax loss of $0.3 million.

(4)	Excludes some effects arising from the announced acquisition of Aarohi Communications*. Because the acquisition of Aarohi is not yet complete and the related charges and purchase price allocation have not been finalized, Emulex is unable to provide earnings per share guidance under GAAP at this time. *Emulex will incur charges associated with this acquisition, including additional stock-based compensation, amortization of intangibles and in-process research and development.
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